EXHIBIT 99.1

Endeavour Silver Restarts Mining Operations in Mexico

VANCOUVER, British Columbia, May 28, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that it has restarted mining operations at its three high-grade, underground silver-gold mines in Mexico.  The Company filed its mine operating and health plans with, and received approvals from, the Secretariat of Health in Mexico to recommence mining operations.

Management developed its mine restart plan utilizing the rigorous virus monitoring, prevention and response measures already in place at our three mines that comply with government mandated practices to ensure a safe working environment for all employees.

At each site, Endeavour’s actions to protect its people, communities and business include:

  All employees and contractors reporting for duty undergo medical screening to verify that no one with COVID-19 symptoms or contact with anyone exhibiting COVID-19 symptoms gets on site.
  The Company has COVID-19 test kits available if our doctors recommend testing of employees, contractors or people in the local communities
  Social distancing and sanitation measures throughout each workplace and transport vehicles
  Education campaigns at the mines and within the communities to increase awareness
  Ongoing support to local communities with sanitation supplies and medical care
  Active management of the supply chain to reduce risk and increase inventory levels

The mines and plants are currently ramping up activities to achieve normal operations and exploration crews will restart mapping, sampling and drilling programs in June.  At each mine, the plants have started processing ore stockpiles in order to quickly ramp up to their capacities while the mines catch up on stope development and ore extraction.

At Guanacevi, plant personnel installed two rebuilt cone crushers during the suspension period to allow the plant to return to its 1,200 tonne per day (tpd) capacity in June.

At Bolanitos, mine personnel are completing development of the San Miguel orebody over the next two months so that the plant can reach 1,100 tpd before the end of Q2, 2020.

At El Compas, the plant has commenced processing of the low-grade stockpile while the mine ramps up ore extraction to 250 tpd over the next month.

Bradford Cooke, Endeavour Director and CEO, commented, “Following the recent government decree that mining is now an essential activity, we are efficiently ramping up our mining operations in a safe and timely manner. Everyone is happy to be returning to work where our strict health and safety measures take care of our people and their communities.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.